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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                   ----------

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

      OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.005 PER SHARE,
         GRANTED TO ELIGIBLE EMPLOYEES AND ELIGIBLE DIRECTORS UNDER THE
                ACI HOLDING, INC. 1994 STOCK OPTION PLAN AND THE
                      TRANSACTION SYSTEMS ARCHITECTS, INC.
                1996 STOCK OPTION PLAN AND 1999 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    893416107
                      (CUSIP Number of Class of Securities)

                                 David P. Stokes
                       Vice President-Legal and Secretary
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                                 (402) 334-5101

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                   ----------

                                    Copy to:
                             Albert G. McGrath, Jr.
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000

                                   ----------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third party tender offer subject to Rule 14d-l.

         /X/ issuer tender offer subject to Rule 13e-4.

         / / going-private transaction subject to Rule 13e-3.

         / / amendment to Schedule 13D under Rule 13d-2.

/ / Check the following box if the filing is a final amendment reporting the results of the tender offer.

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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Tender Offer Statement") filed by Transaction Systems Architects, Inc., a Delaware corporation ("TSA"), relating to the offer by TSA to exchange certain outstanding employee and director options to purchase shares of its common stock under the ACI Holding, Inc. 1994 Stock Option Plan and the Transaction Systems Architects, Inc. 1996 Stock Option Plan and 1999 Stock Option Plan for new options to purchase shares of its common stock, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 1, 2001 and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

ITEM 10.  FINANCIAL STATEMENTS.

Item 10 of the Tender Offer Statement is amended to add the following sentence: The information set forth in Exhibit (a)(9) identified in Item 12 and attached hereto is also incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Tender Offer Statement is hereby amended as follows:

A. Paragraph (K) on page 4 of Exhibit (a)(2) is hereby deleted in its entirety and will not be enforced by TSA with respect to any Acceptance Letters that have been or will be tendered to TSA.

B.       References to Exhibits (a)(9), (a)(10), (a)(11), (a)(12), (a)(13),
         (a)(14), and (a)(15), which are attached hereto, are added as follows:

         (a)(9)  Supplemental Information Concerning Offer to Exchange.

         (a)(10) Form of Cover Letter to Employees and Directors Accompanying Supplemental Information Concerning Offer to Exchange.

         (a)(11) Form of Cover Letter to Employees in Australia Accompanying Supplemental Information Concerning Offer to Exchange.

         (a)(12) Form of Cover Letter to Employees in Canada Accompanying Supplemental Information Concerning Offer to Exchange.

         (a)(13) Form of Cover Letter to Employees in Singapore Accompanying Supplemental Information Concerning Offer to Exchange.

         (a)(14) Form of Cover Letter to Employees in The Netherlands Accompanying Supplemental Information Concerning Offer to Exchange.

         (a)(15) Form of Reminder E-mail - August   , 2001.

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                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TRANSACTION SYSTEMS ARCHITECTS, INC.


                                         /s/ Dwight G. Hanson
                                         ------------------------------------
                                         Dwight G. Hanson,
                                         Chief Financial Officer and Senior
                                         Vice President


DATE:  August 13, 2001

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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
(a)(9)            Supplemental Information Concerning Offer to Exchange.

(a)(10)           Form of Cover Letter to Employees and Directors Accompanying
                  Supplemental Information Concerning Offer to Exchange.

(a)(11)           Form of Cover Letter to Employees in Australia Accompanying
                  Supplemental Information Concerning Offer to Exchange.

(a)(12)           Form of Cover Letter to Employees in Canada Accompanying
                  Supplemental Information Concerning Offer to Exchange.

(a)(13)           Form of Cover Letter to Employees in Singapore Accompanying
                  Supplemental Information Concerning Offer to Exchange.

(a)(14)           Form of Cover Letter to Employees in The Netherlands
                  Accompanying Supplemental Information Concerning Offer to
                  Exchange.

(a)(15)           Form of Reminder E-mail - August   , 2001.